UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Mellanox Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

(Title of Class of Securities)

M51363113

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,006,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,006,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,298,713
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,298,713
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,298,713*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		440,135
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

440,135
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD LEADERS PAPA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,006,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,006,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,006,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,006,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,006,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,006,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,006,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,006,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,006,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,006,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

16

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,006,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,006,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,640,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof.

17

CUSIP NO. M51363113

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, nominal value NIS 0.0175 per share (the “Shares”), of Mellanox Technologies, Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Beit Mellanox, Yokneam, Israel 20692.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Leaders Papa LLC, a Delaware limited liability company (“Starboard Papa LLC”), with respect to the Shares directly and beneficially owned by it;
(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Papa LLC;
(viii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC;
(ix)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(x)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, Starboard Leaders Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xi)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
18

CUSIP NO. M51363113

(xii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xiii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard Papa LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard Papa LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, Starboard Leaders Fund, and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

19

CUSIP NO. M51363113

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, and Starboard Papa LLC, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,658,713 Shares beneficially owned by Starboard V&O Fund is approximately $79,407,984, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 1,640,000 Shares by Starboard V&O Fund is approximately $74,750,192, excluding commissions. The aggregate purchase price of the 440,135 Shares beneficially owned by Starboard S LLC is approximately $20,691,598, excluding brokerage commissions. The aggregate purchase price of the 247,597 Shares beneficially owned by Starboard C LP is approximately $11,640,459, excluding brokerage commissions. The aggregate purchase price of the 456,609 Shares beneficially owned by Starboard Papa LLC is approximately $22,979,261, excluding brokerage commissions. The aggregate purchase price of the 563,567 Shares held in the Starboard Value LP Account is approximately $26,539,458, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been following the Issuer for years as part of their coverage of the semiconductor industry, and have been noting the growing disparity between the Issuer’s margins, growth, and stock price performance compared to its peer group.  The Reporting Persons’ interest in the Issuer is solely based on their view that tremendous value can be created through operational improvements or other strategic alternatives.

Peter A. Feld, a principal of Starboard Value LP, is a director of Marvell Technology Group Ltd. (“Marvell”), which is a competitor in certain business lines of the Issuer.  In the past, Marvell has expressed an interest in discussing with the Issuer a potential strategic transaction on a negotiated friendly basis. The Issuer has declined to enter into any such discussions. To the knowledge of the Reporting Persons there are no current discussions regarding a strategic transaction between Marvell and the Issuer and Mr. Feld, while continuing to serve as a director of Marvell, has agreed that he would recuse himself from participation in any discussions at Marvell regarding any potential interest in the Issuer.

20

CUSIP NO. M51363113

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,928,819 Shares outstanding, as of October 27, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on November 20, 2017, Starboard V&O Fund beneficially owned 3,298,713 Shares, including 1,640,000 Shares underlying certain forward purchase contracts.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 3,298,713
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,298,713
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
21

CUSIP NO. M51363113

B.	Starboard S LLC
(a)	As of the close of business on November 20, 2017, Starboard S LLC beneficially owned 440,135 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,135
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,135
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on November 20, 2017, Starboard C LP beneficially owned 247,597 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

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CUSIP NO. M51363113

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Papa LLC
(a)	As of the close of business on November 20, 2017, Starboard Papa LLC beneficially owned 456,609 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Papa LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Papa LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference
H.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

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CUSIP NO. M51363113

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Papa LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Papa LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value LP
(a)	As of the close of business on November 20, 2017, 563,567 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,298,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 5,006,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,006,621
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Papa LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,298,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

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CUSIP NO. M51363113

(b)	1. Sole power to vote or direct vote: 5,006,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,006,621
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Papa LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,298,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 5,006,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,006,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Papa LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,298,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 5,006,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,006,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Papa LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP NO. M51363113

N.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,298,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,006,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,006,621

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Papa LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty on the dates referenced in Schedule B providing for the purchase of an aggregate of 1,640,000 Shares having an aggregate purchase price of $74,750,192 (each a “Forward Contract”). Each of the Forward Contracts has a final valuation date of April 26, 2019, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to UBS of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the Forward Contracts provides for physical settlement. Until the settlement date, none of the Forward Contracts give the Reporting Persons voting or dispositive control over the Shares to which such contracts relate.

Starboard V&O Fund purchased in the over-the-counter market European-style call options on the date referenced in Schedule B referencing an aggregate of 460,000 Shares (representing less than 1% of the outstanding Shares) having an aggregate purchase price of $11,416,326 (the “Call Options”). The Call Options have a strike price of $25.00 per Share and expire on February 28, 2018. The Call Options are not exercisable until the expiration date, and accordingly, the Reporting Persons do not have voting or dispositive control over the Shares underlying the Call Options until and unless exercised on such date.

26

CUSIP NO. M51363113

On November 20, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Papa LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated November 20, 2017.
99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

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CUSIP NO. M51363113

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS PAPA LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

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CUSIP NO. M51363113

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. M51363113

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	4,895	44.9796	10/24/2017
Purchase of Common Stock	4,894	44.9796	10/24/2017
Purchase of Common Stock	5,063	44.9806	10/24/2017
Purchase of Common Stock	5,063	44.9806	10/24/2017
Purchase of Common Stock	148,237	45.0349	10/24/2017
Purchase of Common Stock	148,237	45.0349	10/24/2017
Purchase of Common Stock	1,280	45.0985	10/24/2017
Purchase of Common Stock	1,280	45.0985	10/24/2017
Purchase of Common Stock	9,797	45.1055	10/24/2017
Purchase of Common Stock	9,797	45.1055	10/24/2017
Purchase of Common Stock	21,461	45.1273	10/24/2017
Purchase of Common Stock	21,460	45.1273	10/24/2017
Purchase of Common Stock	489	45.1500	10/25/2017
Purchase of Common Stock	490	45.1500	10/25/2017
Purchase of Common Stock	11,366	45.2073	10/25/2017
Purchase of Common Stock	11,366	45.2073	10/25/2017
Purchase of Common Stock	8,703	45.2738	10/25/2017
Purchase of Common Stock	8,703	45.2738	10/25/2017
Purchase of Common Stock	38,403	45.4531	10/25/2017
Purchase of Common Stock	38,403	45.4531	10/25/2017

CUSIP NO. M51363113

Purchase of Common Stock	64,005	45.5055	10/25/2017
Purchase of Common Stock	64,005	45.5055	10/25/2017
Purchase of Common Stock	12,057	45.5343	10/25/2017
Purchase of Common Stock	12,058	45.5343	10/25/2017
Purchase of Common Stock	13,314	44.0613	10/26/2017
Purchase of Common Stock	13,314	44.0613	10/26/2017
Purchase of Common Stock	15,813	44.4061	10/26/2017
Purchase of Common Stock	15,813	44.4061	10/26/2017
Purchase of Common Stock	14,458	44.4544	10/26/2017
Purchase of Common Stock	14,458	44.4544	10/26/2017
Purchase of Common Stock	13,426	44.5413	10/26/2017
Purchase of Common Stock	13,426	44.5413	10/26/2017
Purchase of Common Stock	93,972	44.6656	10/26/2017
Purchase of Common Stock	93,972	44.6656	10/26/2017
Purchase of Common Stock	51,052	45.1686	10/26/2017
Purchase of Common Stock	51,052	45.1686	10/26/2017
Purchase of Common Stock	9,413	45.6499	10/26/2017
Purchase of Common Stock	9,412	45.6499	10/26/2017
Purchase of Forward Contract	300,000	45.7500	10/26/2017
Sale of Common Stock	(150,000)	45.7500	10/26/2017
Sale of Common Stock	(150,000)	45.7500	10/26/2017
Purchase of Common Stock	9,074	45.0059	10/27/2017
Purchase of Common Stock	9,073	45.0059	10/27/2017
Purchase of Common Stock	66,017	45.1990	10/27/2017
Purchase of Common Stock	66,017	45.1990	10/27/2017
Purchase of Common Stock	15,147	45.2081	10/27/2017

CUSIP NO. M51363113

Purchase of Forward Contract	15,147	45.2081	10/27/2017
Purchase of Common Stock	84,289	45.8654	10/27/2017
Purchase of Common Stock	84,288	45.8654	10/27/2017
Purchase of Common Stock	5,120	46.9015	10/30/2017
Purchase of Common Stock	5,121	46.9015	10/30/2017
Purchase of Common Stock	43,825	47.2817	10/30/2017
Purchase of Common Stock	43,825	47.2817	10/30/2017
Purchase of Common Stock	88,477	46.9794	10/31/2017
Purchase of Common Stock	88,478	46.9794	10/31/2017
Purchase of Common Stock	18,825	47.3500	10/31/2017
Purchase of Common Stock	18,825	47.3500	10/31/2017
Purchase of Common Stock	10,249	46.0473	11/01/2017
Purchase of Common Stock	10,249	46.0473	11/01/2017
Purchase of Common Stock	4,731	46.1000	11/01/2017
Purchase of Common Stock	4,731	46.1000	11/01/2017
Sale of Common Stock	(150,000)	44.2908	11/02/2017
Sale of Common Stock	(150,000)	44.2908	11/02/2017
Purchase of Forward Contract	300,000	44.3126	11/02/2017
Purchase of Common Stock	24,090	44.5109	11/02/2017
Purchase of Common Stock	24,090	44.5109	11/02/2017
Purchase of Common Stock	14,980	44.0851	11/03/2017
Purchase of Common Stock	14,980	44.0851	11/03/2017
Sale of Common Stock	(150,000)	44.1650	11/03/2017
Sale of Common Stock	(150,000)	44.1650	11/03/2017
Purchase of Forward Contract	300,000	44.1900	11/03/2017

CUSIP NO. M51363113

Purchase of Common Stock	9,400	45.2883	11/06/2017
Purchase of Common Stock	9,400	45.2883	11/06/2017
Purchase of Common Stock	9,325	45.5003	11/06/2017
Purchase of Common Stock	9,325	45.5003	11/06/2017
Sale of Common Stock	(150,000)	45.9684	11/06/2017
Sale of Common Stock	(150,000)	45.9684	11/06/2017
Purchase of Forward Contract	300,000	45.9850	11/06/2017
Purchase of Common Stock	7,490	45.9930	11/07/2017
Purchase of Common Stock	7,490	45.9930	11/07/2017
Sale of Common Stock	(150,000)	46.1568	11/07/2017
Sale of Common Stock	(150,000)	46.1568	11/07/2017
Purchase of Forward Contract	300,000	46.1718	11/07/2017
Purchase of Common Stock	97,557	46.0957	11/08/2017
Purchase of Common Stock	97,557	46.0957	11/08/2017
Purchase of Common Stock	75	47.9000	11/08/2017
Purchase of Common Stock	75	47.9000	11/08/2017
Purchase of Common Stock	322,407	48.4663	11/08/2017
Purchase of Common Stock	322,407	48.4663	11/08/2017
Purchase of Common Stock	8,058	48.9844	11/08/2017
Purchase of Common Stock	8,058	48.9844	11/08/2017
Purchase of Common Stock	124,946	49.8120	11/08/2017
Purchase of Common Stock	124,946	49.8120	11/08/2017
Sale of Common Stock	(100,000)	49.8593	11/08/2017
Sale of Common Stock	(100,000)	49.8593	11/08/2017
Purchase of Forward Contract	200,000	49.8705	11/08/2017
Sale of Common Stock	(75,000)	49.0006	11/09/2017
Sale of Common Stock	(75,000)	49.0006	11/09/2017
Purchase of Common Stock	187	49.0050	11/09/2017

CUSIP NO. M51363113

Purchase of Common Stock	187	49.0050	11/09/2017
Purchase of Common Stock	35,984	49.0070	11/09/2017
Purchase of Common Stock	35,983	49.0070	11/09/2017
Purchase of Forward Contract	150,000	49.0432	11/09/2017
Purchase of Common Stock	591	49.0747	11/09/2017
Purchase of Common Stock	591	49.0747	11/09/2017
Purchase of Common Stock	217	49.1000	11/09/2017
Purchase of Common Stock	217	49.1000	11/09/2017
Purchase of Common Stock	2,523	49.1455	11/10/2017
Purchase of Common Stock	2,522	49.1455	11/10/2017
Purchase of Common Stock	24,230	49.4205	11/10/2017
Purchase of Common Stock	24,230	49.4205	11/10/2017
Purchase of Common Stock	46,064	49.4372	11/10/2017
Purchase of Common Stock	46,063	49.4372	11/10/2017
Sale of Common Stock	(37,500)	48.8135	11/13/2017
Sale of Common Stock	(37,500)	48.8135	11/13/2017
Purchase of Forward Contract	75,000	48.8289	11/13/2017
Purchase of Common Stock	26,215	48.8379	11/13/2017
Purchase of Common Stock	26,215	48.8379	11/13/2017
Purchase of Common Stock	16,628	48.8500	11/13/2017
Purchase of Common Stock	16,628	48.8500	11/13/2017
Purchase of Common Stock	17,366	49.0119	11/13/2017
Purchase of Common Stock	17,365	49.0119	11/13/2017
Purchase of Common Stock	3,883	48.6998	11/14/2017
Purchase of Common Stock	3,883	48.6998	11/14/2017
Sale of Common Stock	(50,000)	48.7246	11/14/2017

CUSIP NO. M51363113

Sale of Common Stock	(50,000)	48.7246	11/14/2017
Purchase of Common Stock	36,437	48.7271	11/14/2017
Purchase of Common Stock	36,437	48.7271	11/14/2017
Purchase of Forward Contract	100,000	48.7452	11/14/2017
Purchase of Common Stock	44,303	48.8250	11/14/2017
Purchase of Common Stock	44,303	48.8250	11/14/2017
Purchase of Common Stock	16,681	48.5513	11/15/2017
Purchase of Common Stock	16,681	48.5513	11/15/2017
Purchase of Common Stock	48,685	48.7539	11/15/2017
Purchase of Common Stock	48,685	48.7539	11/15/2017
Sale of Common Stock	(37,500)	48.7979	11/15/2017
Sale of Common Stock	(37,500)	48.7979	11/15/2017
Purchase of Forward Contract	75,000	48.8213	11/15/2017
Purchase of Common Stock	37	49.4250	11/16/2017
Purchase of Common Stock	37	49.4250	11/16/2017
Purchase of Common Stock	3,745	49.4305	11/16/2017
Purchase of Common Stock	3,745	49.4305	11/16/2017
Purchase of Common Stock	8,089	49.3235	11/16/2017
Purchase of Common Stock	8,089	49.3235	11/16/2017
Purchase of Common Stock	46,208	49.3764	11/16/2017
Purchase of Common Stock	46,208	49.3764	11/16/2017
Sale of Forward Contract	(460,000)	49.5500	11/16/2017
Purchase of Call Options	460,000*	24.8181	11/16/2017

* Represents shares underlying European-style call options purchased in the over-the-counter market. These call options have a strike price of $25.00 per share and expire on February 28, 2018.

CUSIP NO. M51363113

Starboard Value and Opportunity S LLC

Purchase of Common Stock	1,157	44.9796	10/24/2017
Purchase of Common Stock	1,197	44.9806	10/24/2017
Purchase of Common Stock	35,042	45.0349	10/24/2017
Purchase of Common Stock	303	45.0985	10/24/2017
Purchase of Common Stock	2,316	45.1055	10/24/2017
Purchase of Common Stock	5,073	45.1273	10/24/2017
Purchase of Common Stock	116	45.1500	10/25/2017
Purchase of Common Stock	2,687	45.2073	10/25/2017
Purchase of Common Stock	2,057	45.2738	10/25/2017
Purchase of Common Stock	9,078	45.4531	10/25/2017
Purchase of Common Stock	15,130	45.5055	10/25/2017
Purchase of Common Stock	2,850	45.5343	10/25/2017
Purchase of Common Stock	3,147	44.0613	10/26/2017
Purchase of Common Stock	3,738	44.4061	10/26/2017
Purchase of Common Stock	3,417	44.4544	10/26/2017
Purchase of Common Stock	3,174	44.5413	10/26/2017
Purchase of Common Stock	22,214	44.6656	10/26/2017
Purchase of Common Stock	12,068	45.1686	10/26/2017
Purchase of Common Stock	2,225	45.6499	10/26/2017
Purchase of Common Stock	2,145	45.0059	10/27/2017
Purchase of Common Stock	15,606	45.1990	10/27/2017
Purchase of Common Stock	3,581	45.2081	10/27/2017
Purchase of Common Stock	19,925	45.8654	10/27/2017
Purchase of Common Stock	1,210	46.9015	10/30/2017
Purchase of Common Stock	10,359	47.2817	10/30/2017

CUSIP NO. M51363113

Purchase of Common Stock	20,915	46.9794	10/31/2017
Purchase of Common Stock	4,450	47.3500	10/31/2017
Purchase of Common Stock	2,381	46.0473	11/01/2017
Purchase of Common Stock	1,099	46.1000	11/01/2017
Purchase of Common Stock	5,597	44.5109	11/02/2017
Purchase of Common Stock	3,480	44.0851	11/03/2017
Purchase of Common Stock	2,184	45.2883	11/06/2017
Purchase of Common Stock	2,166	45.5003	11/06/2017
Purchase of Common Stock	1,740	45.9930	11/07/2017
Purchase of Common Stock	22,664	46.0957	11/08/2017
Purchase of Common Stock	17	47.9000	11/08/2017
Purchase of Common Stock	74,898	48.4663	11/08/2017
Purchase of Common Stock	1,872	48.9844	11/08/2017
Purchase of Common Stock	29,026	49.8120	11/08/2017
Purchase of Common Stock	44	49.0050	11/09/2017
Purchase of Common Stock	8,359	49.0070	11/09/2017
Purchase of Common Stock	138	49.0747	11/09/2017
Purchase of Common Stock	51	49.1000	11/09/2017
Purchase of Common Stock	586	49.1455	11/10/2017
Purchase of Common Stock	5,629	49.4205	11/10/2017
Purchase of Common Stock	10,701	49.4372	11/10/2017
Purchase of Common Stock	6,090	48.8379	11/13/2017
Purchase of Common Stock	3,863	48.8500	11/13/2017
Purchase of Common Stock	4,034	49.0119	11/13/2017
Purchase of Common Stock	902	48.6998	11/14/2017

CUSIP NO. M51363113

Purchase of Common Stock	8,464	48.7271	11/14/2017
Purchase of Common Stock	10,292	48.8250	11/14/2017
Purchase of Common Stock	3,875	48.5513	11/15/2017
Purchase of Common Stock	11,310	48.7539	11/15/2017
Purchase of Common Stock	9	49.4250	11/16/2017
Purchase of Common Stock	870	49.4305	11/16/2017
Purchase of Common Stock	1,879	49.3235	11/16/2017
Purchase of Common Stock	10,735	49.3764	11/16/2017

Starboard Value and Opportunity C LP

Purchase of Common Stock	650	44.9796	10/24/2017
Purchase of Common Stock	673	44.9806	10/24/2017
Purchase of Common Stock	19,686	45.0349	10/24/2017
Purchase of Common Stock	170	45.0985	10/24/2017
Purchase of Common Stock	1,301	45.1055	10/24/2017
Purchase of Common Stock	2,850	45.1273	10/24/2017
Purchase of Common Stock	65	45.1500	10/25/2017
Purchase of Common Stock	1,509	45.2073	10/25/2017
Purchase of Common Stock	1,156	45.2738	10/25/2017
Purchase of Common Stock	5,100	45.4531	10/25/2017
Purchase of Common Stock	8,500	45.5055	10/25/2017
Purchase of Common Stock	1,601	45.5343	10/25/2017
Purchase of Common Stock	1,768	44.0613	10/26/2017
Purchase of Common Stock	2,100	44.4061	10/26/2017
Purchase of Common Stock	1,920	44.4544	10/26/2017
Purchase of Common Stock	1,783	44.5413	10/26/2017

CUSIP NO. M51363113

Purchase of Common Stock	12,479	44.6656	10/26/2017
Purchase of Common Stock	6,780	45.1686	10/26/2017
Purchase of Common Stock	1,250	45.6499	10/26/2017
Purchase of Common Stock	1,205	45.0059	10/27/2017
Purchase of Common Stock	8,767	45.1990	10/27/2017
Purchase of Common Stock	2,011	45.2081	10/27/2017
Purchase of Common Stock	11,194	45.8654	10/27/2017
Purchase of Common Stock	680	46.9015	10/30/2017
Purchase of Common Stock	5,820	47.2817	10/30/2017
Purchase of Common Stock	11,750	46.9794	10/31/2017
Purchase of Common Stock	2,500	47.3500	10/31/2017
Purchase of Common Stock	1,341	46.0473	11/01/2017
Purchase of Common Stock	619	46.1000	11/01/2017
Purchase of Common Stock	3,152	44.5109	11/02/2017
Purchase of Common Stock	1,960	44.0851	11/03/2017
Purchase of Common Stock	1,230	45.2883	11/06/2017
Purchase of Common Stock	1,220	45.5003	11/06/2017
Purchase of Common Stock	980	45.9930	11/07/2017
Purchase of Common Stock	12,764	46.0957	11/08/2017
Purchase of Common Stock	10	47.9000	11/08/2017
Purchase of Common Stock	42,184	48.4663	11/08/2017
Purchase of Common Stock	1,054	48.9844	11/08/2017
Purchase of Common Stock	16,348	49.8120	11/08/2017
Purchase of Common Stock	25	49.0050	11/09/2017
Purchase of Common Stock	4,708	49.0070	11/09/2017
Purchase of Common Stock	77	49.0747	11/09/2017

CUSIP NO. M51363113

Purchase of Common Stock	28	49.1000	11/09/2017
Purchase of Common Stock	330	49.1455	11/10/2017
Purchase of Common Stock	3,170	49.4205	11/10/2017
Purchase of Common Stock	6,027	49.4372	11/10/2017
Purchase of Common Stock	3,430	48.8379	11/13/2017
Purchase of Common Stock	2,175	48.8500	11/13/2017
Purchase of Common Stock	2,272	49.0119	11/13/2017
Purchase of Common Stock	508	48.6998	11/14/2017
Purchase of Common Stock	4,767	48.7271	11/14/2017
Purchase of Common Stock	5,797	48.8250	11/14/2017
Purchase of Common Stock	2,182	48.5513	11/15/2017
Purchase of Common Stock	6,370	48.7539	11/15/2017
Purchase of Common Stock	5	49.4250	11/16/2017
Purchase of Common Stock	490	49.4305	11/16/2017
Purchase of Common Stock	1,059	49.3235	11/16/2017
Purchase of Common Stock	6,047	49.3764	11/16/2017

STARBOARD Leaders papa llc

Purchase of Common Stock	975	49.6134	11/17/2017
Purchase of Common Stock	2,099	49.6379	11/17/2017
Purchase of Common Stock	120,343	49.8560	11/17/2017
Purchase of Common Stock	71,745	49.8822	11/17/2017
Purchase of Common Stock	51,447	49.9503	11/17/2017

Purchase of Common Stock	50,000	50.1000	11/20/2017
Purchase of Common Stock	103,612	51.0891	11/20/2017
Purchase of Common Stock	56,388	51.0719	11/20/2017

CUSIP NO. M51363113

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	1,404	44.9796	10/24/2017
Purchase of Common Stock	1,452	44.9806	10/24/2017
Purchase of Common Stock	42,522	45.0349	10/24/2017
Purchase of Common Stock	367	45.0985	10/24/2017
Purchase of Common Stock	2,811	45.1055	10/24/2017
Purchase of Common Stock	6,156	45.1273	10/24/2017
Purchase of Common Stock	140	45.1500	10/25/2017
Purchase of Common Stock	3,260	45.2073	10/25/2017
Purchase of Common Stock	2,497	45.2738	10/25/2017
Purchase of Common Stock	11,016	45.4531	10/25/2017
Purchase of Common Stock	18,360	45.5055	10/25/2017
Purchase of Common Stock	3,459	45.5343	10/25/2017
Purchase of Common Stock	3,819	44.0613	10/26/2017
Purchase of Common Stock	4,536	44.4061	10/26/2017
Purchase of Common Stock	4,147	44.4544	10/26/2017
Purchase of Common Stock	3,852	44.5413	10/26/2017
Purchase of Common Stock	26,956	44.6656	10/26/2017
Purchase of Common Stock	14,645	45.1686	10/26/2017
Purchase of Common Stock	2,700	45.6499	10/26/2017
Purchase of Common Stock	2,603	45.0059	10/27/2017
Purchase of Common Stock	18,937	45.1990	10/27/2017
Purchase of Common Stock	4,345	45.2081	10/27/2017
Purchase of Common Stock	24,178	45.8654	10/27/2017
Purchase of Common Stock	1,469	46.9015	10/30/2017
Purchase of Common Stock	12,571	47.2817	10/30/2017
Purchase of Common Stock	25,380	46.9794	10/31/2017

CUSIP NO. M51363113

Purchase of Common Stock	5,400	47.3500	10/31/2017
Purchase of Common Stock	3,147	46.0473	11/01/2017
Purchase of Common Stock	1,453	46.1000	11/01/2017
Purchase of Common Stock	7,398	44.5109	11/02/2017
Purchase of Common Stock	4,600	44.0851	11/03/2017
Purchase of Common Stock	2,886	45.2883	11/06/2017
Purchase of Common Stock	2,864	45.5003	11/06/2017
Purchase of Common Stock	2,300	45.9930	11/07/2017
Purchase of Common Stock	29,958	46.0957	11/08/2017
Purchase of Common Stock	23	47.9000	11/08/2017
Purchase of Common Stock	99,004	48.4663	11/08/2017
Purchase of Common Stock	2,475	48.9844	11/08/2017
Purchase of Common Stock	38,368	49.8120	11/08/2017
Purchase of Common Stock	57	49.0050	11/09/2017
Purchase of Common Stock	11,050	49.0070	11/09/2017
Purchase of Common Stock	182	49.0747	11/09/2017
Purchase of Common Stock	67	49.1000	11/09/2017
Purchase of Common Stock	775	49.1455	11/10/2017
Purchase of Common Stock	7,441	49.4205	11/10/2017
Purchase of Common Stock	14,145	49.4372	11/10/2017
Purchase of Common Stock	8,050	48.8379	11/13/2017
Purchase of Common Stock	5,106	48.8500	11/13/2017
Purchase of Common Stock	5,333	49.0119	11/13/2017
Purchase of Common Stock	1,193	48.6998	11/14/2017
Purchase of Common Stock	11,189	48.7271	11/14/2017
Purchase of Common Stock	13,605	48.8250	11/14/2017

CUSIP NO. M51363113

Purchase of Common Stock	5,122	48.5513	11/15/2017
Purchase of Common Stock	14,950	48.7539	11/15/2017
Purchase of Common Stock	12	49.4250	11/16/2017
Purchase of Common Stock	1,150	49.4305	11/16/2017
Purchase of Common Stock	2,484	49.3235	11/16/2017
Purchase of Common Stock	14,188	49.3764	11/16/2017
Purchase of Common Stock	15	49.6134	11/17/2017
Purchase of Common Stock	34	49.6379	11/17/2017
Purchase of Common Stock	1,957	49.8560	11/17/2017
Purchase of Common Stock	1,167	49.8822	11/17/2017
Purchase of Common Stock	837	49.9503	11/17/2017